

Mail Stop 4628

January 24, 2018

<u>Via E-Mail</u>
Kelly A. Kramer
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

      **Re: Cisco Systems, Inc.
           Form 10-K for the Fiscal Year Ended July 29, 2017
           Filed September 7, 2017
           File No. 0-18225**

Dear Ms. Kramer:

      We refer you to our comment letter dated December 28, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Prat S. Bhatt
       Senior Vice President and Corporate Controller

       Daniel J. Winnike, Esq.
       Fenwick & West LLP

       Barbara Jacobs
       Assistant Director